

April 9, 2009

Mr. Paul Parisotto
President and Chief Executive Officer
Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Canada

> **Re: Blacksands Petroleum, Inc.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2007**
> **Filed January 29, 2008**
> **Form 10-Q for Quarterly Period Ended January 31, 2008**
> **Filed March 24, 2008**
> **Response Letter Dated May 15, 2008**
> **Response Letter Dated August 18, 2008**
> **Form 10-Q for Quarterly Period July 31, 2008**
> **Filed September 15, 2008**
> **Response Letter Dated October 20, 2008**
> **Response Letter Dated December 19, 2008**
> **Response Letter Dated February 20, 2009**
> **Form 10-K for Fiscal Year Ended October 31, 2008**
> **Filed February 20, 2009**
> **Form 10-Q for Quarterly Period Ended January 31, 2009**
> **Filed March 20, 2009**
> **File No. 000-51427**

Dear Mr. Parisotto:

    We have reviewed your response letters and subsequent filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note from your amended Item 4.02 Form 8-K filed January 26, 2009, that
        "The Company anticipates filing amendments to its … Form 10-Qs for the
        quarters of January 31, 2008, April 30, 2008, and July 31, 2008 by late March
        2009." We note you filed the amended Form 10-Q for the quarterly period ended
        January 31, 2008 on March 20, 2009. Please file your amended Form 10-Q's for
        the remaining quarters of your fiscal year 2008 without further delay.

Form 10-K for the Fiscal Year Ended October 31, 2008

Report of Independent Registered Public Accounting Firm, page 37

2.   We note your auditor identifies the scope of their audit as the "consolidated
        balance sheet… as of October 31, 2008, and the related consolidated statements
        of operations, changes in stockholders' equity, and cash flows for the year then
        ended, and for the period October 12, 2004 (inception) through October 31,
        2008." However, the auditor's opinion in the third paragraph of their report does
        not include their opinion as to the fair presentation of the period from October 12,
        2004 (inception) through October 31, 2008. Please obtain and file an audit
        opinion that covers all periods required to be audited.

Footnote 6 – Stock Options and Warrants, page 53

3.   We note your response to prior comment number ten from our letter dated
        December 2, 2008. We continue to believe that the amount of expense expected
        to be recognized in the period of the plan's approval and adoption would be a
        known event, commitment and uncertainty that should be disclosed within
        management's discussion and analysis. This disclosure could be provided in a
        variety of different manners including, but not limited to, disclosing the amount
        that would be recognized had the option plan been approved at the balance sheet
        date, or disclosing the range of expense expected to be recognized within a given
        rage of input variables. Please modify your disclosure to address this comment,
        or tell us why you believe that such disclosure is not necessary. In responding to
        this comment, please provide us with a sample of your proposed expanded
        disclosure. Please refer to section III.B.3 of the interpretive Release No. 33-8350
        (FR-72) "Commission Guidance Regarding Management's Discussion and
        Analysis of Financial Condition and Results of Operations", a copy of which can
        be found on the Commissions website at http://www.sec.gov/rules/interp/33-
        8350.htm.

4.   In regards to the options referenced in our prior comment number ten, please tell us whether there are any agreements with the option recipients to provide them with other consideration in lieu of options should the shareholders fail to approve the Stock Option Plan.

Exhibits 31.1 and 31.2

5.   Please amend your certifications to include the complete introductory language of paragraph 4 (i.e. "and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f))"). With limited exceptions, certifications required under Exchange Act Rules 13a-14(a) should be in the exact form set forth in Item 601(b)(31) of Regulation S-K. For more information, please refer to the March 4, 2005 Staff Alert entitled "Annual Report Reminders", a copy of which can be found on our website at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm. This comment should also be applied to your certifications included in your Form 10-Q for the quarterly period ended January 31. 2009.

Form 10-Q for the Quarterly Period Ended January 31, 2009

Financial Statements

Note 3 – Stockholders' Equity and Loss per Share Calculation, page 8

6.   We note your response to our prior comment eight in which you conclude that the Access Warrants represent contingent consideration associated with your acquisition of Access Energy which should be recorded when the contingency is resolved. However, your response to that comment and your current disclosure states that you will record Mr. Burden's warrants as an expense. Please tell us why you believe the warrant should not be accounted for as an additional element of cost of the acquired entity pursuant to paragraphs 27 and 28 of FAS 141 and EITF 95-8.

Controls and Procedures, page 16

7.   Please expand your disclosure to include changes in internal control over financial reporting pursuant to Item 308T(b) of Regulation S-K, or disclose that there have been no such changes.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief